Exhibit 99.37

GREENBROOK TMS CLOSES US$30 MILLION CREDIT FACILITY

WITH OXFORD FINANCE LLC

December 31, 2020 – Toronto, Ontario – Greenbrook TMS Inc. (TSX: GTMS) (“Greenbrook” or the “Company”), a leading provider of Transcranial Magnetic Stimulation (“TMS”) therapy in the United States, announced today that it and its subsidiaries have entered into a credit and security agreement for a US$30 million secured credit facility (the “Credit Facility”) with Oxford Finance LLC (“Oxford”).

Bill Leonard, CEO of Greenbrook commented, “We are very pleased to complete this debt financing that provides us with an immediate US$15 million of minimally dilutive capital to strengthen our balance sheet and fund our ongoing growth. The up to US$15 million in delayed draw tranches will allow us to prudently use additional debt as we further expand our network of Greenbrook TMS centers through both our organic growth strategy and potential acquisitions.”

The Credit Facility provides a US$15 million term loan which was funded at closing and an option of drawing up to an additional US$15 million in three US$5 million delayed-draw term loan tranches within the next 24 months, subject to achieving specific financial milestones. All amounts borrowed under the Credit Facility will bear interest at a rate equal to 30-day LIBOR plus 7.75%, subject to a minimum interest rate of 8.75%. The Credit Facility has a five-year term and amortizes over the life of the Credit Facility with 1% of the principal amount outstanding amortized over years one to four with the remaining outstanding principal repaid in equal installments over the fifth year.

As consideration for providing the Credit Facility, Greenbrook issued 256,535 common share purchase warrants to Oxford (the “Warrants”). Each Warrant is exercisable for one common share of Greenbrook at an exercise price of C$2.24 per common share. The Warrants will expire on December 31, 2025.

Bloom Burton Securities Inc. acted as the Company’s sole financial adviser in connection with the transaction.

About Oxford Finance LLC

Oxford is a specialty finance firm providing senior secured loans to public and private life sciences and healthcare services companies worldwide. For over 20 years, Oxford has delivered flexible financing solutions to its clients, enabling these companies to maximize their equity by leveraging their assets. In recent years, Oxford has originated over $6 billion in loans, with lines of credit ranging from $5 million to $150 million. Oxford is headquartered in Alexandria, Va., with additional offices in San Diego, Calif.; Palo Alto, Calif.; and the greater Boston and New York City areas. For more information, visit https://oxfordfinance.com/.

About Greenbrook TMS Inc.

Operating through 125 Company-operated treatment centers, Greenbrook is a leading provider of TMS therapy, an FDA-cleared, non-invasive therapy for the treatment of Major Depressive Disorder and other mental health disorders, in the United States. TMS therapy provides local electromagnetic stimulation to specific brain regions known to be directly associated with mood regulation. Greenbrook has provided more than 510,000 TMS treatments to over 14,000 patients struggling with depression.

For further information please contact:

Glen Akselrod

Investor Relations

Greenbrook TMS Inc.

Contact Information:

investorrelations@greenbrooktms.com

1-855-797-4867

Cautionary Note Regarding Forward-Looking Information

Certain information in this press release constitutes forward-looking information. In some cases, but not necessarily in all cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in greater detail in the “Risk Factors” section of the Company’s current annual information form available at www.sedar.com. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.